United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

 Vale releases its Sustainability-Related Financial Information Report Rio de Janeiro, June 15, 2026 – Vale S.A. (“Vale” or the “Company”) announces today, on a voluntary basis, the release of its 2025 Sustainability-Related Financial Information Report, reinforcing the company’s pioneering role on sustainability and transparency. Vale was the first mining company in the world and the first Brazilian company to publish, last year, a report aligned with the new standards established by the International Sustainability Standards Board (ISSB) for reporting sustainability-related risks and opportunities. In its first edition, the report focused on climate-related data. In this second edition, Vale expands its risk analysis to four additional topics: tailings dams, environmental licensing, community relations and human rights, and health and safety. It also introduces a new business opportunity linked to waste reuse. “This second edition of the ISSB-aligned report reflects the evolution and maturity of Vale’s sustainability agenda. We have advanced in integrating sustainability and finance, providing increasingly consistent and relevant information to support responsible investment decision-making. This reinforces our commitment to transparency, the quality of disclosed data, and long-term sustainable value creation”, said Grazielle Parenti, Executive Vice President of Sustainability. The new opportunity identified is circular mining, a term used to describe the application of circular economy principles to mining. The goal is to maximize the use of extracted resources, including the reuse of process waste, to reduce waste and environmental impacts while creating business value. Last year, Vale produced 26 million tonnes of iron ore through circularity initiatives, an increase of 107% compared to the previous year. Currently, circular mining accounts for 8% of the company’s total production, with an ambition to reach 10% of total production by 2030. Key initiatives under the Circular Mining Program include the reuse of materials from stockpiles and tailings dams, as well as the production of co-products such as Sustainable Sand and construction inputs derived from iron ore processing waste. Other business opportunities highlighted in the report include growing demand for iron ore products that can help reduce carbon emissions in the steel industry, as well as increasing demand for energy transition metals such as copper and nickel. The publication of the ISSB-aligned report reflects Vale’s commitment to transparency, which includes disclosing relevant documents to support investor decision-making, such as the Annual Report released in April. “By publishing reports based on globally recognized standards, we disclose our sustainable practices transparently, supporting responsible investment decisions and enhancing the quality and reliability of ESG-related information. Transparency is a key pillar of Vale’s relationship with investors and society”, said Marcelo Bacci, Executive Vice President of Finance and Investor Relations. Vale’s ISSB-aligned report was prepared in accordance with the IFRS Sustainability Disclosure Standards, ensuring a high level of transparency regarding the financial impacts of the company’s sustainability initiatives. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Press Release Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 15, 2026		Director of Investor Relations